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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67174

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/13___ AND ENDING ___12/31/13___
                                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    DAVIS SECURITIES LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

    1375 BROADWAY   10TH FLOOR
                                     (No. And Street)

    NEW YORK   NY   10018
       (City)   (State)   (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 4 2014
REGISTRATIONS BRANCH
03

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    ERIC M. DAVIS   9212) 796-8440
                                                              (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

    FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                          (Name - *if individual state last, first, middle name*)

    5 WEST 37th Street, 4th Floor   NEW YORK   NY   10018
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____ERIC M. DAVIS_____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____DAVIS SECURITIES LLC_____ , as of

_____DECEMBER 31, 2013_____ are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

PAULINA A JARAMILLO
Notary Public - State of New York
NO. 01JA6279155
Qualified in Queens County
My Commission Expires _4/8/17_

_____
Notary Public

_____
Signature

CEO & MANAGING MEMBER
_____
Title

This report ** contains (check all applicable boxes):
- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of change in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental Independent Auditor's Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

DAVIS SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT AUDITOR'S REPORT

To the Member of
    Davis Securities LLC:

We have audited the accompanying statement of financial condition of Davis Securities LLC (the "Company") as of December 31, 2013 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of this financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in this financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of this financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of this financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of this financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Davis Securities LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

New York, New York
February 28, 2014

DAVIS SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash and cash equivalents	$	5,769
Due from broker		55,366
Due from registered representative		74,431
Due from related parties		25,449
Fixed assets (Net of Accumulated Depreciation of $38,365)		0
Other assets		12,033
TOTAL ASSETS	**$**	**173,048**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accounts payable and accrued expenses	$	25,330
Total liabilities		25,330
Member's equity		147,718
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$**	**173,048**

DAVIS SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013

NOTE 1   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Davis Securities LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was formed on April 8, 2005 in the state of Delaware. The Company will continue indefinitely, unless terminated sooner by Management.

The Company acts as an introducing broker and is exempt from SEC rule 15c3-3 under Section k(2)(ii).

The Company records transactions in securities and commission revenue and expenses on the trade-date basis. Dividends and dividends on securities sold, not yet purchased, are accrued on the ex-dividend date.

No provision for federal and state income taxes has been made for the Company since, as a sole member limited liability company, the Company is not subject to income taxes. The Company's income or loss is reportable by its member on his individual tax return.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years that remain subject to examination by taxing authorities are 2010, 2011 and 2012.

These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America which require the use of estimates by management.

FASB ASC 820, *Fair Value Measurement* has no material effect on this financial statement.

NOTE 2   DUE FROM BROKER

The clearing and depository operations for the Company's security transactions are provided by one broker. For financial reporting purposes amounts due to broker have been offset against amounts due from broker. At December 31, 2013, all amounts due from broker reflected in the statement of financial condition are with this broker.

DAVIS SECURITIES LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2013
(continued)

NOTE 2 DUE FROM BROKER (continued)

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. As of December 31, 2013, there were no significant unsecured amounts owed to the clearing broker by these customers in connection with normal margin, cash and delivery against payment transactions.

NOTE 3 RELATED PARTY TRANSACTIONS

The Company conducts security transactions for an affiliated investment partnership, the Davis Strategic Growth Fund, LP. During the year ended December 31, 2013, the Company earned commission income of $19,418 from this affiliated partnership. At December 31, 2013 this affiliate owed $20 to the Company.

Pursuant to an expense sharing agreement, the Company reimburses an affiliated entity, Davis Management, LLC (the "Affiliate") for rent and occupancy expense. Included in rent expense in the statement of operations is $19,025 charged by this Affiliate for the year ended December 31, 2013. At December 31, 2013 the Affiliate owed the Company $2,440.

At December 31, 2013, a third affiliate, Davis Capital Advisors, LLC owed the Company $22,989.

All three receivables are included in due from related parties on the statement of financial condition.

NOTE 4 FIXED ASSETS

Fixed Assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets.

Fixed assets consist of the following:

Office equipment	$ 37,405
Furniture and fixtures	16,261
Total fixed assets	38,365
Less: Accumulated depreciation	(38,365)
Net fixed assets	$ 0

Depreciation expense for the year ended December 31, 2013 was $10,044.

NOTE 5   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2013, the Company had net capital of $35,805, which was $30,805 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.71 to 1.

NOTE 6   COMMITMENTS

The Company leases office space from the Affiliate under a sub-lease agreement which was amended on November 1, 2012. Under this month to month sub-lease, the Company pays the Affiliate an amount equal to 30% of total rent paid by the Affiliate. For the year ended December 31, 2013, rent expense on this lease was $19,025.

On November 29, 2011 the Company entered into an equipment lease for a copier with equal monthly payments of about $532 (changing annually) that expires on November 29, 2015. The Company charges 70% of the copier expense back to the Affiliate.

The following is a summary of future minimum lease payments:

Year ended December 31,	Copier
2014	$ 6,384
2015	5,907
Total	$12,291

Net copier rental expense for 2013 aggregated to $1,968 and is reported as equipment rental on the statement of operations.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2013 or during the year then ended.

NOTE 7   GUARANTEES

FASB ASC 460, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees, except as described in Note 2 above, at December 31, 2013 or during the year then ended.

NOTE 8   SUBSEQUENT EVENTS

Subsequent capital contributions to the Company were $9,500. The due from related parties of $25,449 at December 31, 2013 was collected in full during February, 2014. Subsequent events have been evaluated further and there are no other subsequent events that require disclosure.